NEWPORT INTERNATIONAL GROUP, INC.

73061 El Paso

Suite 202

Palm Desert, California 92260

telephone 760-779-0251

November 10, 2005

‘CORRESP’

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Jennifer Gowetski

Re:	Newport International Group, Inc. (the “Company”)
Registration Statement on Form SB-2
SEC file number 333-128980

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Monday, November 14, 2005 at 10 a.m., Eastern Daylight time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Very truly yours,

Newport International Group, Inc.

/s/ Cery B. Perle

Cery B. Perle, President